Teva and Mylan
April 21, 2015
Combination to Create an Industry-Leading Company, Well Positioned to Transform the Global
Generics Space and Create a Unique and Differentiated Business Model,
Leveraging on Its Significant Assets and Capabilities in Generics and Specialty
Filed by Teva Pharmaceutical Industries Ltd.
(Commission File No. 001-16174) pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Mylan N.V.
Commission File No.: 333-199861

Safe Harbor Statement
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange
Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,”
“estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and
Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended
December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements.  Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information
This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities.  This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC.
This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ
THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN
THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

$82.00 per share
Approximately 50% cash / 50% stock
Proposed Transaction Overview
Proposed Price and
Consideration
Financing and
Conditions
Significant
Premium
Clear Roadmap to
Completion
Value Creation
48.3% premium to unaffected Mylan stock price on March 10, 2015, after which there was widespread speculation of a transaction between Teva and Mylan
37.7% premium to Mylan stock price on April 7, 2015, the last day of trading prior to Mylan’s press release regarding its unsolicited proposal for Perrigo
Have carefully studied the regulatory aspects of proposed combination
Confident that any necessary regulatory requirements will be met in a timely manner;
divestitures can be determined and implemented promptly
Can be completed by year-end 2015
No financing condition
Contingent on Mylan not completing proposed acquisition of Perrigo or any alternative transactions
Transaction expected to deliver approximately $2 billion annually in cost synergies and tax savings, to be substantially achieved by the third anniversary of the closing of the transaction
Significant savings from operational, SG&A, manufacturing and R&D efficiencies

Value Creating Proposal for Teva & Mylan
Stakeholders
Clear and compelling strategic and financial rationale supported by significant short and long term value creation to stakeholders of both companies
Industry-leading company, well-positioned to transform the global generics space
Significantly expanded and more efficient global footprint, including leadership positions and strengthened operations, sales and R&D platforms in attractive markets around the world
Benefit from a robust, industry-leading sales infrastructure and deep customer and provider relationships across the expanded network
Enhanced financial profile
Strong cash flow generation will allow deleveraging to at or below 3.0x gross debt to EBITDA after 24 months
Strongly positioned from day one to pursue future acquisitions to expand its portfolio in both specialty pharmaceuticals and generics
Establish a unique and differentiated business model, leveraging on its significant assets and capabilities in generics and specialty
Leading positions in multiple sclerosis, respiratory, pain, migraine, movement disorders and allergy therapeutics
Enhanced global infrastructure to pursue current and future commercialization

Apr 2014 Jul 2014 Oct 2014 Jan 2015 Apr 2015
$20
$30
$40
$50
$60
$70
$80
0
20,000
40,000
60,000
80,000
Prior to speculation
regarding Teva's
acquisition of Mylan
(March 10, 2015)
Prior to Mylan
announcing proposal for
Perrigo at $205 per share
(April 7, 2015)
Announces acquisition of Abbott's Non-U.S.
Developed Markets Specialty and Branded
Generics Business
Premium Value for Mylan Stockholders
48.3% premium to unaffected stock price on March 10, 2015, after which there was widespread speculation of a transaction between Teva and Mylan
37.7% premium to stock price on April 7, 2015, which is the last day of trading prior to Mylan’s press release regarding its unsolicited proposal for Perrigo
Mylan – LTM Share Price Performance
48%
premium
38%
premium
$82.00 per share represents a substantial premium for Mylan
stockholders by any measure
Volume (’000s) $ per share
Source: FactSet as of April 20, 2015
Proposed Price per Share: $82.00
$59.57
$55.31

Superior Alternative to a Mylan / Perrigo Combination
or Standalone Mylan
A clear industry leader
Significant synergies
Clear value creation
Upside participation
A substantial premium and
immediate cash value for Mylan
stockholders
Teva’s Proposal Mylan Standalone Mylan’s Proposal for Perrigo
Smaller scale
No synergies
No immediate cash value for
Mylan stockholders
Smaller scale
Weaker strategic fit
Less synergies
Limited value creation
No immediate cash value for
Mylan stockholders
Teva’s proposal creates the strongest combination
while delivering the most value to Mylan stockholders

Combination Advances Teva’s Strategy
Aligns with strategy to aggressively pursue growth opportunities that position Teva to succeed in the evolving global pharmaceutical space
Positions combination as a fully-integrated generics and leading specialty pharmaceutical company
Enhances scale, resources and capabilities to drive significant value across the business
Advances our goal of being the most competitive manufacturer
Opportunity to become a more diversified organization

Teva’s Key Priorities for Business Development in 2015
Targeting
a Unique
Space In The
Industry
Generics Specialty
Teva has also consistently expressed its view that it will pursue a large transaction, where actionable and generates significant strategic and financial long-term value
Growth
Markets
Complex/Hard
to Produce
Assets or
Technologies
Unique Health
Solutions,
Technologies,
Services
In-Market or
Close to
Market Assets
in Core TAs
Attractive
Pipeline Assets/
Portfolios

NOVARTIS
TEVA
Mylan
Actavis
TEVA
Mylan
Perrigo
Mallinckrodt
endo

Reinforces Sector Leadership
2015E Revenue
Combined entity would house $19 billion in generics and other revenue and $10 billion in specialty pharmaceuticals revenue
($ in billions)
Source: FactSet; 2015E revenues (including segment information for pro forma Teva) based on Factset consensus projections as of April 20, 2015
1. Pro forma for acquisition of Abbott’s Non-U.S. Developed Markets Specialty Branded and Generics Business
2. Pro forma for acquisition of Omega Pharma NV
3. Pro forma for acquisition of Ikaria
(1) (2) (3)
$53
$29
$22
$19
$10
$6
$4
$3
$0
$20
$40
$60
$80

Highly Complementary Businesses
Teva
(1)
Mylan
(2)
Business units: Generics, Specialty
Specialty TAs: respiratory / allergy
Operates in 145 countries
30,000 employees
2014 Revenue: $9.7 billion
Current Rating: Baa3 / BBB-
Business units: Generics, Specialty, OTC
Specialty TAs: CNS, pain, respiratory
Operates in 60 countries
46,000 employees
2014 Revenue: $20.3 billion
Current Rating: A3 / A-
Source: 2014 Company filings
1.       Based on 2014 actuals
2. Pro forma for Abbott Non-U.S. Developed Markets Specialty and Branded Generics Business; revenue and geographic mix based on Mylan’s investor presentation dated July 14, 2014
Product offerings are highly complementary and would
create the broadest portfolio in the industry
Generics
85%
Specialty
13%
OTC / Other
2%
Generics
49%
Specialty
42%
Other
9%
North
America
48%
Europe
33%
ROW
19%
U.S.
52%
Europe
29%
ROW
19%

The Strength of the Combined Company
Long-Term Impact Combined Company
Revenue
EBITDA
>$30 billion
Source: Company filings; financials include contributions from Abbott assets
1. Net of one-time restructuring costs
2. Pro Forma for Abbott Non-U.S. Developed Markets Specialty and Branded Generics Business based on 2014 financials
>$6 billion (1)
Significantly expanded and more efficient global
footprint
2014 Revenue
Mix
Opportunity for rapid deleveraging and the
funding of future growth
Enhances product diversification
Enhances geographic diversification
More diversified organization with the scale and
resources to drive value
The combined company is an attractive investment opportunity in many respects:
financially, strategically and as a platform for future M&A
By Product Type
(2)
By Geography
(2)
Cash Flow from
Operations
>$10 billion
Opportunities for substantial achievable cost
synergies and tax savings are estimated to be
approximately $2 billion annually
~$33 billion
>$8.5 billion
~$13 billion
North
America
51%
Europe
30%
Rest of
World
19%
Generics
60%
Specialty
33%
OTC / Other
7%
2016E 2018E

13 Significantly Expands Global Footprint Source: Company filings Data as of 12/31/2014 Combined company will enhance opportunities in markets worldwide Joint Teva Mylan Markets of Focus

Creates More Efficient, Flexible &
Competitive Pharmaceutical Platform
Global Manufacturing Facilities
(1)
1. Excludes R&D, distribution and corporate facilities; shading denotes manufacturing facilities
North America
Teva: 12
Mylan: 4
Latin America
Teva: 8
Mylan: 3
Europe
Teva: 26
Mylan: 6
APAC
Teva: 16
Mylan: 23
An even more efficient, flexible and competitive global platform with industry-leading go-to-market capabilities
Industry-Leading Infrastructure
Strengthened operations, sales and
R&D platforms around the world
Robust, industry-leading sales
infrastructure and deep customer and
provider relationships across
expanded network

Significantly Strengthens Capabilities in Complex
Generics
Enhanced scale in complex generics, including controlled substances, injectables and other dosage forms
Industry-leading generics pipeline
Over 400 pending US ANDAs, including more than 80 FTFs
Teva Standalone Pro Forma Combined Mylan Standalone
Source: Gross revenues per IMS data, Dec 2014
$bn Teva Standalone Mylan Standalone Pro Forma Combined
Oral Solid Regular 5.3 4.4 9.7
Oral Solid – LA & ODT 1.2 1.4 2.7
Inhalant & Nasal 1.2 0.5 1.7
Oral Liquid 0.2 0.4 0.5
Dermatologic 0.2 0.3 0.5
Injectables 0.1 0.1 0.2
Total 8.1 7.1 15.2
Oral Solid
Regular
66%
Oral Solid - LA
& ODT
15%
Inhalant &
Nasal
14%
Oral Liquid
2%
Dermatologic
2%
Injectables
1%
Oral Solid
Regular
64%
Oral Solid - LA
& ODT
18%
Inhalant &
Nasal
11%
Oral Liquid
3%
Dermatologic
3%
Injectables
1%
Oral Solid
Regular
62%
Oral Solid - LA
& ODT
20%
Inhalant &
Nasal
7%
Oral Liquid
5%
Dermatologic
4%
Injectables
2%

Enhances Global Biosimilars Portfolio
Select Pro Forma Biosimilars
Product
Target
disease
Cell
line
Process
scale-up
At
scale
Pre-
clinical
Phase
I
Phase
III Marketed
Lipegfilgrastim (Neulasta®) Oncology
Tbo-filgrastim (Neupogen®) Oncology
Filgrastim (Neupogen®) Oncology
Follitropin alfa (GONAL-f®) Infertility
Trastuzumab (Herceptin®) Oncology
Insulin Glargine (Lantus®) Diabetes
Peg-filgrastim (Neulasta®) Oncology
Adalimumab (Humira®) Auto-immune
Bevacizumab (Avastin®) Oncology
Etanercept (Enbrel®) Auto-immune
Teva Mylan

Significantly Enhanced Pharmaceuticals Offerings
Well positioned to build even stronger specialty and
complex generics businesses and the intersection of the two
Specialty Pharmaceuticals Complex Generics
Leading position in multiple sclerosis,
respiratory, pain, migraine, movement disorders
and allergy therapeutics
Global infrastructure to pursue future
commercialization and business development
opportunities
Commitment to investing in and growing the
combined company’s ~$10 billion specialty
pharmaceuticals
Superior capabilities in complex generics
Leverage strong partnership with Biocon, while
building internal biosimilars capacity
Biosimilars initial launches in EU and RoW while
continuing to shape the evolving US pathway
Continued development of biosimilar
monoclonal antibodies

Significant Financial Benefits of a Combined Teva and
Mylan
Strong Financial Profile to Drive Future Growth
Maintains Financial Strength and Flexibility
Substantial Cost Synergies and Future Value Creation Consistent
with Teva’s Stated Business Development Criteria
Ongoing Return of Capital to Stockholders

Significant Synergy Opportunities
Transaction expected to deliver approximately $2 billion annually in cost synergies and tax savings, to be substantially achieved by the third anniversary of the closing of the transaction
Significant savings from operational, SG&A, manufacturing and R&D efficiencies
Synergies coming from both Teva and Mylan organizations
Significant synergies to drive profits and shareholder value
Teva has a strong track record driving cost savings and operational improvements
Delivered $600 million in net cost reductions in 2014
On-track to generate $500 million and $250 million in net cost reductions in 2015 and 2016 respectively for a total of over $1.35 billion in net cost reductions from 2014 – 2016
Improved generic segment profitability by 500bps in 2014, and on-track to improve it further by 400bps in 2015
On track to achieve CPU of <$10 and migrate 60% of capacity to low cost locations with $6 to $7 CPU by 2019
Significant Opportunity to Leverage Combined Infrastructure

Clear Roadmap to Completion
No significant regulatory hurdles
Have carefully studied the regulatory aspects of proposed combination in conjunction with advisors
Confident that any necessary regulatory requirements will be met in a timely manner
Any required divestitures can be determined and implemented promptly
Committed to consummating proposal
Unanimous Board approval
No financing condition
Proposal is also contingent on Mylan not completing its proposed acquisition of
Perrigo or any alternative transactions
Expect that proposed transaction can be completed by year-end 2015

Teva Prepared to Engage
We welcome the opportunity to discuss all aspects of our proposal with Mylan's Board and management
Teva’s proposal provides Mylan’s stockholders with:
A substantial premium and immediate cash value
Significant potential for future value creation through participation in a financially and commercially stronger company
The combination of Teva and Mylan would create:
Industry-leading company, well positioned to transform the global generics space
Unique and differentiated business model, leveraging on its significant assets and capabilities in generics and specialty
Enhanced financial profile and further opportunities for deleveraging and future growth

22 Thank You